Filed by Penn Virginia Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lonestar Resources US Inc.

Commission File No. 001-37670

[The following is a transcript of Penn Virginia Corporation’s second quarter 2021 earnings conference call, which occurred on August 4, 2021.]

Corporate Participants

Clay P. Jeansonne, Penn Virginia Corporation – Director of IR

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director

Julia C. Gwaltney, Penn Virginia Corporation – Senior Vice President, Development

Russell T Kelley, Penn Virginia Corporation – Senior Vice President, CFO & Treasurer

Conference Call Participants

Charles Arthur Meade, Johnson Rice & Company, L.L.C., Research Division – Analyst

Davis Lawton Petros, RBC Capital Markets, Research Division – Associate

Neal David Dingmann, Truist Securities, Inc., Research Division – MD

Nicholas Paul Pope, Seaport Research Partners – Research Analyst

Operator:

Good day, and welcome to the Penn Virginia Corporation Second Quarter 2021 Earnings Conference Call.

Please note today’s event is being recorded. I would now like to turn the conference over to the company. Please go ahead.

Clay P. Jeansonne, Penn Virginia Corporation – Director of IR:

Thank you, and good morning, everyone. I’m Clay Jeansonne, Director of Investor Relations for Penn Virginia Corporation. And we’re pleased today to discuss our second quarter 2021 operational and financial results.

With me today is Darrin Henke, our President, Chief Executive Officer and Director. Also joining us and available for our Q&A session are Rusty Kelley, our Senior Vice President, Chief Financial Officer and Treasurer; and Julia Gwaltney, our Senior Vice President of Development.

Before we begin, I would note that today, we will discuss certain non-GAAP measures. Definitions and reconciliations of these measures to the most comparable GAAP measure are provided in the company’s second quarter earnings presentation and press release that can be found at www.pennvirginia.com. Our comments today will also contain forward-looking statements within the meaning of the federal securities law. These statements, which include, but are not limited to comments on the pending merger with Lonestar Resources and our operational guidance, are subject to a number of risks and uncertainties that could cause actual results to be materially different from those forward-looking statements, including those identified in the risk factors in the company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

So with that, I will now hand it over to Darrin to discuss our second quarter 2021 results and recent events. Darrin?

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Thank you, Clay. We appreciate everyone joining us for today’s call. Wow, I couldn’t be prouder of our team. This has been one of the best performing quarters for Penn Virginia, which could not have been achieved without the tireless efforts of our entire employee base. It’s quite rare that all within 1 month, we get to announce significantly exceeding production expectations, lowering per well capital costs, improving operating costs as well as announce a pending transformational merger. Furthermore, we are gaining access to the high-yield capital markets, expanding liquidity and having one of our highest free cash flow quarters in recent history.

Now let me touch on some of those achievements in a bit more detail. After raising our oil guidance last quarter, we again exceeded the high end of oil sales guidance with 20,117 barrels of oil per day and total sales volumes of 24,844 barrels of oil equivalent per day, both for the second quarter of 2021. Adjusted EBITDAX came in at $77 million, a 64% increase from the first quarter and beating Wall Street consensus estimates.

Our operations team did an outstanding job during the quarter, reducing estimated per well cost by approximately 4% compared to initial guidance estimates for wells completed in the second quarter of 2021. Likewise, our production team continued to focus on lowering costs and reducing expenses. These actions lowered operating expenses per BOE by approximately 19% as compared to the first quarter of 2021. I’m also happy to report we generated significant free cash flow for the seventh consecutive quarter, which lowered our net debt by approximately $30 million to $334 million as of June 30.

In mid-July, we were pleased to announce our pending all-stock acquisition of Lonestar Resources. We view the transaction as attractively valued at a purchase price of less than $30,000 per flowing BOE per day of current production, which implies a discount to PV-10 value of Lonestar’s proved developed producing reserves. In aggregate, we expect that this strategic combination will build on our financial strength and flexibility and be accretive on key per share metrics. The complementary nature of Lonestar’s high-quality assets provides Penn Virginia additional scale to deliver continuous operational and development excellence. The result is a significant increase in free cash flow generation, supported by an estimated $20 million per year of identified tangible synergies. The combination will also materially enhance our inventory of high-return drilling locations, including the opportunity for additional extended reach laterals that are typically more efficient from a capital spending perspective, driving higher rate of return well economics. Importantly, the addition of Lonestar’s approximate 250 identified gross well locations results in an anticipated 50% increase in the high rate of return drilling inventory for Penn Virginia.

On a combined basis and only targeting 1 landing zone in the Lower Eagle Ford horizon, independent reserve auditors estimate we have an approximate 750 well inventory. 2/3 of the combined company’s future wells are estimated to average approximately 65% well level rates of return, when calculated using a flat $60 per barrel price. All 750 locations are expected to have an approximate 50% well level rate of return at the same flat $60 per barrel price. Nice returns to say the least, and these returns are based on third-party reserve report assumptions.

To put that in context, I am pleased to report that to date, the wells we spud in 2020 are currently outperforming our independent reserve auditors type curve projections by approximately 14% on a cumulative basis, implying the returns previously mentioned are likely conservative. Beyond the 750 wells reflected in our inventory count, we believe an incremental 150 gross potential wells can be added on Penn Virginia’s acreage alone as a result of the work we and industry have performed evaluating the Upper Eagle Ford formation, the Austin Chalk formation, downspacing results in selected areas and future participation in nonoperated wells. As we integrate Lonestar, we anticipate our future well count could increase significantly.

Protection of the balance sheet is core to our disciplined approach to running the business. Our pending transaction with Lonestar is expected to be significantly accretive to free cash flow and other financial metrics, and thus should facilitate Penn Virginia retaining a strong balance sheet and ample liquidity. It is anticipated that combined entity will reach its targeted leverage ratio of 1x early next year.

And just last week, we priced an inaugural $400 million of senior unsecured notes, successfully accessing the high-yield capital markets. These notes will allow us to refinance Lonestar’s existing long-term debt and Penn Virginia’s second lien term loan. Upon closing the merger, Penn Virginia’s capitalization is expected to include these notes and an upsized revolving credit facility to enhance liquidity.

We believe the pending acquisition of Lonestar is the next logical step in our journey to drive further targeted consolidation in the highly fragmented Eagle Ford. The combination follows our recent Juniper transaction, which added overlapping core acreage, improved our balance sheet and further positioned Penn Virginia as a consolidator of choice. Numerous subscale operators in the Eagle Ford create a robust set of potential acquisition candidates. As such, we look forward to evaluating additional targeted acquisitions that will further reduce per unit costs, expand margins, enhance returns and increase financial strength and market relevance.

So with that, we will open up the call to questions. Operator?

Questions and Answers

Operator:

Today’s first question comes from Neal Dingmann with Truist Securities.

Neal David Dingmann, Truist Securities, Inc., Research Division – MD:

Two questions. One maybe first, just Darrin for you on Slide 12. Could you talk a bit about — you went into this a little bit, but again more, I’d like to hear more about inventories. Just — it appears on that slide that I guess the two questions about inventory. Could you give color on those 500 locations? I know it does talk about details on what you think the sort of returns are on that, but I’d like to hear your thoughts on that. And again, what you’ve continued to sort of discover as you’ve been there on the inventories?

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Sure, Neal, thank you for the question. So relative to those 500 locations, that is only on Penn Virginia land, that is only one landing zone in the Lower Eagle Ford horizon, and it’s with well spacing in the 450 to 500 feet range. So it’s a conservative approach on those 500 future well inventory for Penn Virginia. When we look at Lonestar, they add an incremental 250 gross locations, also only in one landing zone in the Lower Eagle Ford. Beyond that, other things we’re looking at on Page 15, we show you some downspacing that we’ve done earlier this year, where we’ve drilled wells offsetting parent wells as close as 315 feet. And Penn Virginia is in unique situation where many of the parent wells were completed with a legacy hybrid gel completions and they weren’t really very productive. And what that leaves us with is an opportunity to even space our future wells closer to those parent wells.

And on these 2 examples on Page 15, these wells are even producing a greater rate of return than our — than what we’ve shown on our inventory slide, over 100% on these groups of wells that we drilled earlier this year, the Reffenshack and the Munson Ranch. And not only are those wells outperforming what we had projected from an inventory standpoint, but we actually improved the parent well production by about 30% just from the offsetting fracs and how they improve the parent wells. So it’s great inventory of the combined company. 750 wells is what our reserve auditors are showing, and we think we can add 100s of wells beyond that as we continue to understand our rock as well as Lonestar’s rock, and we’re digging into that every day.

Neal David Dingmann, Truist Securities, Inc., Research Division – MD:

Great details. You guys did a good job delineating that. It’s really been a nice change. And then maybe just two for Rusty, for you. Just could you talk a little bit about — I know you had some pretty nice hedges, both you put them on kind of as the quarter goes and prior. So my thought is — or I guess my question is, one, just could you just talk overview on you and the guys for hedges philosophy. Today, now that obviously, balance sheet is much improved. And as that balance sheet even gets down, I guess, according to my math, could be down to 1x or so. Or I guess, if you include Lonestar, let’s say, early next year, including Lone, once you get to that, could you just talk about how you — would the hedging philosophy sort of stay the same pre and post leverage kind of hitting that 1-ish times?

Russell T Kelley, Penn Virginia Corporation – Senior Vice President, CFO & Treasurer:

Sure. So taking those kind of in reverse, I do — I would like to emphasize that 1x leverage is the goal here, and we are very fixated on making sure that we get there as quickly as possible. Part of that is the use of our capital to be very disciplined in line with what we talked about. And as commodity prices have increased, we’ve really used that excess free cash flow to pay down debt and just get to that 1x quicker. So we’re very focused on that. Part of that strategy, though, also is our hedge program, which is the question you asked. So we continue to have a similar strategy currently and will likely have a very similar strategy even when we get to 1x, which is to protect the capital invested as we invest it.

So what you’ve seen is, as we roll, we continue to have a strategy of 70% to 80% of anticipated production hedged in the near term, which we’ve defined as 6 to 12 months. You have seen us inside of that. The difference that we’ve done is we have widened out some of those callers just given the inflationary risk. But in today’s environment, have been able to put the floors of those recent hedges even though you see the averages here on the slides, we’ve got a lot of near-term hedges with swaps with 7 handles and floors on those collars with 6 handles, giving us upside into the 7s. As we go out further into the curve, we tend to hedge out to 18 to 24 months. But we have widened those collars and we’re really protecting that 55 floor, which in today’s market gives us substantial upside, up to what we’re seeing kind of at today’s spot rates. But we don’t anticipate that to change materially other than to make sure that we continue to protect the balance sheet from a binary position. And as we have lower leverage, we may continue to look at wider and more upside opportunities such as $55 puts that we’ve utilized or wider collars. But that’s the only change we anticipate.

Operator:

And our next question today comes from Charles Meade at Johnson Rice.

Charles Arthur Meade, Johnson Rice & Company, L.L.C., Research Division – Analyst:

I wanted to — I wondered, Darrin, if we could go back to those — the question of inventory, but slightly from a different angle. Your Slide 13, 14, to me it seems that Southwest extension of your acreage is more derisked in the industry sense down there and that greater rate of change on your inventory depth or quality is probably more likely in that Northeast extension. But I wonder if you — how you might agree or disagree with that perception? And give us a little bit of timeline on when we might learn a little bit more about these Big Five wells?

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Yes. So I think relative to the Northeast acreage, as you head Northeast off of this map on Page 13, we certainly see more play enter the system. And there is a point out there where the results aren’t as good. And so you could add a lot more sticks on this acreage than what we did than just the 100 that we’re reflecting in our inventory here on Slide 13. But the results are really impressive. If you look at the Svatek well, 12-month cum, 155,000 barrels of oil from a 6,500-foot lateral. And I want to be clear, that’s oil. That’s not equivalent. That is the actual oil cum for that well. And then we brought on the Matocha with the Penn Virginia completion early this year, about 1,250 barrels a day IP-30. We are finishing up fracs today on the Big Five pad and coiled tube and rig will be able to drill those wells out. So we’ll initiate flowback on those wells here in the immediate future. And certainly excited about the productivity that we’ll see out of those wells.

When you back on Page 12, relative to our — excuse me, I meant to go to Page 14. Answering your questions around the Southwest acreage, I do think it is more delineated. There’s — EOG has drilled a lot of wells in this area as well. We’re showing the wells on the map that either Penn Virginia or Lonestar has drilled since 2018. And so there is a number of EOG wells right in the middle of between the Penn Virginia acreage in yellow and the Lonestar in blue. And it’s definitely a focus area for them. And they’ve made a lot of really strong wells in this area right off our lease lines and helping us put together our type curves.

But if you look at our recent enrolled well performance there, longer laterals, different completion design and different flowback strategy, those wells are triple the IP-30 versus Penn Virginia’s last attempt in this area a couple of years back. So we’ve made some material step-change improvements in how we drill and complete those wells. And Lonestar has drilled some really attractive wells down on their acreage, which are reflected on a different slide their results. So excited about that area. I do think it is a little more proven relative to all the acreage versus the Northeast acreage. But as we continue to develop the Northeast acreage, there could be a lot more than just the 100 wells that were reflecting at this time in our inventory.

Charles Arthur Meade, Johnson Rice & Company, L.L.C., Research Division – Analyst:

Yes. It sounds more like an elevator trip rather than a step change down there. But if I could go back to Rusty, the comment you made about the target for the 1x net debt or debt to EBITDA, is there an oil price or a set of commodity prices that you have in mind when you put that target? Or is it — does it flow up and down as the outlook change?

Russell T Kelley, Penn Virginia Corporation – Senior Vice President, CFO & Treasurer:

Obviously, commodity — the higher the commodity price, the more free cash flow that can be generated. But when we’ve made those statements, I believe what we used was a strip pricing. But the comment made about early 2022 was kind of the $60 and up type of pricing when we budgeted those numbers.

Operator:

Our next question comes from Davis Petros with RBC Capital Markets.

Davis Lawton Petros, RBC Capital Markets, Research Division – Associate:

I guess the first one is kind of a two-parter. One, is there kind of an update on what you’re seeing on the service — the raw materials cost inflation side of the equation? And then secondly, you all made good strides in reducing your well costs. I’m just wondering what additional levers are you guys seeing to kind of grind those lower over time and maybe offset some inflation in the next year?

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Yes. So inflation year-to-date, we certainly have seen inflationary pressures. We see it, first and foremost, probably the largest percentage on anything made of steel, seeing significant pressure there. And then we’ve seen pressure on trucking, the drilling rigs and then the frac fleets. And year-to-date, first half of the year, I’m really proud of how the team has performed. We’ve been able to overcome those inflationary pressures through operational execution and efficiencies. We set a couple of drilling records this year for the company. We drilled about 7,400 feet on 1 well in 19.5 hours. We cut a mile in 1 well in a little over 12 hours. Those are great progress by our drilling team to reduce time, and time is money in our business, of course.

And then on the frac side, we’re getting more efficient, getting more sand and water in the ground each and every day. We also did some simulfracking in the second quarter, where we’re fracking 2 wells simultaneously and saw some efficiencies there. So that’s – really proud of the team and how they’ve overcome inflationary pressures and actually came in, in the second quarter, 4% under our expectations from a cost standpoint on a per well basis.

As we look forward to the second half of the year, we’re continuing to see inflationary pressures, and we’re going to attack them the same way. We’re consistently looking for opportunities to do better tomorrow what we’re doing today. And it figure out is every day strive for improving the results and how we do it. So that’s really how we intend to overcome additional inflationary pressures that we’ll see in the second half of the year as well.

Davis Lawton Petros, RBC Capital Markets, Research Division – Associate:

Got it. Good to hear. And kind of my second question is building on that last part. I know it’s probably too early for kind of formal 2022 plans, but just high level as you kind of approach next year’s budgeting process, is there kind of any inflation level you guys are baking into your estimates as well as kind of accounting for the Lonestar activity. Is there may be a general idea on the amount of TILs or activity you guys are planning for next year?

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Yes. We haven’t had any guidance for ‘22 at this point. We anticipate closing the acquisition in the fourth quarter. And we’re looking at a lot of different budget cases for next year. Lonestar has been running a rig. Penn Virginia has been running 2 rigs. So obviously, a logical case would be to look at a 3-rig program. And we’ll be looking at other pace of development as well. Relative to inflation going forward, we’re constantly updating our cost models on what our wells will cost, including changes we see on the horizon relative to inflationary pressures, and we model those accordingly.

Operator:

Our next question today comes from Nicholas Pope of Seaport Global.

Nicholas Paul Pope, Seaport Research Partners – Research Analyst:

Help talk a little bit with the recent debt issuance. When that comes out of escrow, like how are you prioritizing, I guess, what the post-merger — what paydown would look like and what the priority is of kind of on the balance sheet, what you guys have and kind of where the focus will be on the term loans and the credit facility and how you think about the priorities for paydown whenever that comes through?

Russell T Kelley, Penn Virginia Corporation – Senior Vice President, CFO & Treasurer:

Sure. So the high-yield proceeds when they released from escrow as noted in the offering memorandum will fully repay and refinance the Lonestar current long-term debt, both their revolver as well as the term loan that they have. It will also fully refinance the term loan — the second lien term loan at Penn Virginia. And then any additional proceeds or differences will be made up by our revolver and then future paydowns from free cash flow will then be again directed toward our existing revolver allowing us to get down to that 1x. So the pro forma capitalized structure would just leave us on a combined basis with a high-yield unsecured notes as well as a conforming RBL.

Nicholas Paul Pope, Seaport Research Partners – Research Analyst:

Got it. That’s helpful. And moving over to operating costs. Just looking at the kind of quarter-to-quarter moves on a unit basis, operating costs. Gathering costs were down in 2Q, a fair amount from 1Q. Guidance is kind of back towards the more — kind of the range where they’ve been at the previous 2 quarters. And just can you talk a little bit about the cadence of that? And what’s kind of causing that movement in operating and gathering costs there?

Julia C. Gwaltney, Penn Virginia Corporation – Senior Vice President, Development:

Thanks for the question. This is Julia. So on our actual run rate, it was fairly flat, just slightly down. On a unit cost basis, obviously, it was down to the production beat to guidance that we had. So what we’re seeing going forward is just an ongoing continual run rate, pretty flat to what we’ve always been seeing, maintaining workover expenses at the same levels that we’ve had before. So that’s why you’re seeing a slight reduction to match to the overall year run rate, but going forward, pretty flat.

Operator:

Ladies and gentlemen, this concludes the question-and-answer session. I’d like to turn the conference back over to the management team for final remarks.

Darrin J. Henke, Penn Virginia Corporation – President, CEO & Director:

Well, thanks, everyone, for participating in the call today. Really good questions. It’s really a privilege to announce everything that we’ve done this quarter that we had a beat and raise in the first quarter, and then we beat production again in the second quarter. The wells we’re drilling this year were outperforming the inventory projections that we’ve shown. Great rate of returns. I really appreciate the questions around our inventory. I think that Penn Virginia’s inventory and then combine that with Lonestar, we’ve got an incredible 12- to 15-year inventory going forward just in 1 landing zone in the Lower Eagle Ford.

So a lot of neat things to come. I look forward to learning from the Lonestar assets, and how they operate their wells and applying those learnings to Penn Virginia and vice versa. There’ll be some synergies there that we can share and improve the Lonestar operations as well. So thanks again for calling in, and we look forward to talking to you soon.

Operator:

Thank you. This concludes today’s conference call. We thank you all for attending today’s presentation. You may now disconnect your lines.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation, a Virginia corporation (the “Company” or “Penn Virginia”), and Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), Penn Virginia intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s stockholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Lonestar described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Proposed Transaction or that stockholders of Lonestar may not approve the definitive agreement relating to the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the definitive agreement relating to the Proposed Transaction or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.